UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Determination of Certain Terms and Conditions of Stock Options (Share Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: July 27, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

[Translation]

To whom it may concern,		July 27, 2011

Sumitomo Mitsui Trust Holdings, Inc. (Securities Code: 8309 TSE, OSE, NSE)

Determination of Certain Terms and Conditions of Stock Options (Share Acquisition Rights)

Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”) hereby announces that, with respect to the stock options (Sumitomo Mitsui Trust Holdings, Inc., First series Share Acquisition Rights (“Share Acquisition Rights”)) to be issued to the directors and executive officers of SMTH, and The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd., all of which are subsidiaries of SMTH, as resolved at the board of directors’ meeting held on June 29, 2011, the matters remaining undetermined have been determined as follows:

1.	Total number of Share Acquisition Rights

286 rights

2.	Amount to be paid-in for Share Acquisition Rights

The amount to be paid-in per Share Acquisition Right upon its allotment: 62,000 yen

(62 yen per share)

Any person who is allotted a Share Acquisition Right shall, instead of paying the amount to be paid-in, offset the payment with his/her remuneration claim that he/she has against SMTH.

3.	Amount of assets to be contributed upon the exercise of Share Acquisition Rights

The amount to be contributed per Share Acquisition Right upon its exercise: 400,000 yen.

(400 yen per share)

4.	Allottees of Share Acquisition Rights, number of allottees, and number of Share Acquisition Rights to be allotted

Allottees	Number of allottees	Number of Share Acquisition Rights
Directors and executive officers of SMTH	22	107
Directors and executive officers of The Chuo Mitsui Trust and Banking Company, Limited	19	68
Directors and executive officers of Chuo Mitsui Asset Trust and Banking Company, Limited	7	27
Directors and executive officers of The Sumitomo Trust and Banking Co., Ltd.	24	84

Total	72	286

End.

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.